

Mail Stop 3720

September 16, 2015

Caroline Beasley
Chief Financial Officer
Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, FL 34103

> **Re:** **Beasley Broadcast Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 18, 2015**
> **File No. 000-29253**

Dear Ms. Beasley:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement

Incentive Compensation, page 10

1.   We note you have paid non-equity incentive plan compensation to your NEOs but have not explained why your NEOs earned such compensation. Please disclose any objective performance targets or other subjective factors that were taken into account in awarding non-equity incentive plan compensation. In this disclosure, please avoid general statements and discuss the specific reasons for awarding compensation to your NEOs. Refer to Item 402(o)(5) of Regulation S-K. In addition, please provide in your response letter a substantive discussion of these factors for the annual cash bonuses paid under your Performance Incentive Plan for 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications